April 30, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals
Form 10-K for the fiscal year ended September 30, 2006
File No. 001-15803
Dear Mr. Rosenberg:
Thank you for your verbal comments on April 18, 2007 in response to our letter of March 15, 2007. We submit to you the following information in reply. Per your instructions, we have not repeated each comment.
1.	We are confirming that the common stock warrants issued in November 2006 may, under certain circumstances, be exercised on a net share basis, but in no event would the company be required to issue net cash to settle the warrants. We will include this disclosure in all future filings.

2.	We are also confirming that in all future filings, we will disclose the estimated amounts for rebates, returns, and charge-backs used in arriving at net product sales for Fazaclo.

3.	Based upon a very preliminary assessment of the Alamo Pharmaceuticals purchase price allocation, which was made within only a few weeks of completing the acquisition, we initially believed that the total purchase price in excess of tangible assets would be associated with product rights. Therefore, because we did not have a supportable basis at the time to allocate any portion to goodwill, we began amortizing the entire excess purchase price as identified intangible assets with definitive lives. After we had a reasonable amount of time to reassess the allocation, we concluded that a substantial portion of the purchase price should be allocated to goodwill.

4.	The quantitative analysis below illustrates the principal differences between our preliminary estimate and subsequent valuation.

	Preliminary	Subsequent
	Estimate	Valuation	Change
Product Rights	32,500,000	7,200,000	(25,300,000)
Customer Relationships	—	2,900,000	2,900,000
Trade Names	—	400,000	400,000
Non-Compete agreements	—	160,000	160,000
Goodwill (includes Assembled Workforce)		22,110,328	22,110,328

Contingent liability of the acquisition	(625,102)		625,102

IPR&D	2,600,000	1,300,000	(1,300,000)

Total Intangibles	34,474,898	34,070,328	(404,570)
We have listed below the primary assumptions used in making the preliminary estimate and subsequent valuation. The changes in assumptions were driven by additional information regarding the acquired assets and the use of different discount rates that were believed to be more accurate upon completing a more detailed valuation analysis.
Assumptions for the preliminary estimate:
•	Used income approach to value all intangible assets.

•	Used 13 year life in line with patents.

•	Estimated WACC using capital asset pricing model at 18% as an industry norm.

•	Preliminary discount rate used of 25% plus a risk premium for IPRD.

•	Preliminary discount rate used of 18% without a risk premium for Product rights.

•	Assembled workforce was not valued.
Assumptions for subsequent valuation:
•	Used cost approach to value software registry and assembled workforce.

•	Used income approach to value all other intangibles.

•	Used 1 to 20 year life in line with expected economic benefit.

•	Estimated WACC using company specific data at 28%.

•	Used relief from royalty approach for valuation of IPR&D.

•	Present value rate used of 29%.

•	Assembled workforce valued at $1,095,000

•	All of the assumptions and values in the subsequent valuation were verified by a reputable and independent valuation firm.
Additionally, per the request in the Staff’s letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Martin J. Sturgeon
Martin J. Sturgeon
Chief Accounting Officer

cc:	Vanessa Roberston, Staff Accountant (via facsimile 202-551-3649)
Lisa Vanjoske, Assistant Chief Accountant (via facsimile 202-551-3649)
Michael J. Puntoriero, Sr. VP and Chief Financial Officer
Stephen G. Austin, Chairman of Avanir Pharmaceuticals Audit Committee

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